FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-05 dated July 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date July 16, 2002

By ____________________
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.
PRESS RELEASE

July 16, 2002 **#02-05**

Suite 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT COMMENCES FIELD WORK ON ITS AMAROK AND FOX GOLD PROJECTS

NDT Ventures Ltd. (TSXV:NDE; OTCBB (20-F):NDTVF) is pleased to provide an update on its Amarok and Fox Gold Properties located 70 km northwest of Rankin Inlet in Nunavut, Canada.

A detailed airborne-magnetic survey over priority portions of NDT's large land position in the area commenced on July 10th and will be complete before month end. While this survey is being completed, detailed surface evaluations on the known gold showings on both the Fox Claims and the Amarok Property will be conducted. This work is now in progress and will include channel sampling of known gold mineralization and detailed geologic mapping. The objective is to better define and expand known occurrences and further prioritize potential drill targets. In concert with this target specific activity, a field oriented generative program will be conducted to explore the projections of the favorable trend over its plus 35-km strike length. Data from the detailed airborne survey will be available during the program to aid in target definition.

NDT acquired the Amarok project in November 2001. Gold on the property is related to an exhalite/banded iron formation (BIF) horizon upwards of 100 meters thick that has yielded gold values to 9.8 gpt. In the Fall of 2001, NDT confirmed previous sampling and defined surface gold mineralization over a 100 x 600-metre area that remains open along strike. This area is now called the AV Wolf Zone. Chip sampling of the BIF has returned gold values up to one kilometer to the northeast of the discovery. This obvious geologic trend is reinforced by Government magnetic data that indicates potentially productive BIF horizons extend at least 30 kilometers to the northeast. This permissive ground has been acquired by NDT and is the main focus of its ongoing airborne survey.

In May of this year NDT acquired the Fox Claims from Comaplex Minerals Corp. to increase its land holdings covering favorable geology. The Fox Claims are contiguous on the southwest with NDT's Amarok Project and cover the southerly extension of the same northeast trending belt of amphibolite and metasediments, in which gold bearing exhalite/BIF is known to occur. At Fox, work by Comaplex has identified BIF related gold mineralization over an 8-km strike length that is open in both directions. Gold mineralization occurs in multiple bands that vary in width from less than 2 metres up to 40 meters. Comaplex has completed limited sampling on their property and out of 76 samples, 20 returned values in excess of 5 gpt gold up to a maximum of 43 gpt gold.

The Amarok and Fox Properties occur along the Meliadine Gold Trend. Within this trend the Meliadine Property, located 45 km to the southeast, hosts a resource of +5 million ounces of gold with extensive exploration potential. At the Meadowbank Property, situated 250-km to the northwest, a 4.5 million-dollar exploration program is underway to increase the current 3 million ounce gold resource. The Meliadine and Meadowbank projects are considered to be among the best undeveloped gold properties in Canada.

NDT will continue to keep shareholders informed as work on these properties continues. The Company is also reviewing other properties for possible acquisition.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200
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